SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*

                             ARCADIA RESOURCES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    039209101
                                 (CUSIP Number)

                                January 31, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 5 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 039209101                13G/A            Page 2 of 5 Pages

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     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
            (a)  [ ]
            (b)  [ ]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
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NUMBER OF      (5)  SOLE VOTING POWER
                            16,233,370
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                            0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                            16,233,370
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                            0
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     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                            16,233,370
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     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
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     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                          18.16%
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     (12) TYPE OF REPORTING PERSON **
                           CO
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                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 039209101                   13G/A            Page 3 of 5 Pages
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Item 1(a).     Name of Issuer: Arcadia Resources, Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               26777 Central Park Boulevard, Suite 200
               Southfield, MI 48076

Item 2(a).     Name of Person Filing:  JANA Partners LLC

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               201 Post Street, Suite 1000, San Francisco, CA 94108

Item 2(c).     Citizenship:

               This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number: 039209101


Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a: Not applicable

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,


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CUSIP No. 039209101                  13G/A            Page 4 of 5 Pages

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          (i) [ ]   Church Plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]


Item 4.     Ownership.

          (a) Amount beneficially owned: 16,233,370*
          (b) Percent of class: 18.16%
          (c) Number of shares as to which JANA Partners LLC has:
              (i) Sole power to vote or direct the vote: 16,233,370*
             (ii) Shared power to vote or direct the vote: 0
            (iii) Sole power to dispose or direct the disposition: 16,233,370*
             (iv) Shared power to dispose or direct the disposition: 0

         *As of the date of this filing, the Reporting Person may be deemed the beneficial owner of (i) 12,533,370 shares of Common Stock owned outright, (ii) 1,200,000 shares of Common Stock currently issuable upon the exercise of certain warrants (the "Warrants") and (iii) rights to convert outstanding principal under a note into 2,500,000 shares of Common Stock.

         In addition, the Reporting Person is the beneficial owner of two Warrants, (i) one for 250,000 shares of Common Stock and (ii) one for 50,000 shares of Common Stock, the terms of which are subject to limitations such that the Warrants may not be exercised if doing so would result in the Reporting Person having aggregate beneficial ownership of more than 4.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). The Warrants subject to the Ownership Limitation were not taken into account in the calculation of beneficial ownership by the Reporting Person.

         As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 16,233,370 shares of Common Stock. As a result, the Reporting Person may be deemed the beneficial owner of 18.16% of the 85,666,924 shares of Common Stock outstanding as of the date of this filing. Based on the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30,2004, there were 81,127,130 shares of Common Stock outstanding as of January 12, 2005. In addition, (i) as indicated in the Company's Current Report on Form 8-K filed on January 27, 2005, the Company issued 243,040 shares of Common Stock on January 20, 2005 to two limited liability companies in consideration of legal services and 407,866 shares of Common Stock on January 24, 2005 pursuant to a stock purchase agreement, and (ii) as indicated in the Company's Current Report on Form 8-K filed on February 8, 2005, the Company issued 3,888,888 shares of Common Stock in private transactions.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            Not applicable

Item 8.     Identification and Classification of Members of the Group.
            Not applicable

Item 9.     Notice of Dissolution of Group.
            Not applicable


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CUSIP No. 039209101                   13G/A            Page 5 of 5 Pages

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Item 10.  Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 10, 2005


                                  JANA PARTNERS LLC
                                  -------------------------------------
                                  /s/ Barry Rosenstein
                                  Barry Rosenstein
                                  Managing Director


                                  /s/ Gary Claar
                                  Gary Claar
                                  Managing Director